February 9, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Ashley Vroman-Lee and Mr. John Kernan

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Technology Income Corp. – Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Dear Ms. Vroman-Lee and Mr. Kernan:

On behalf of Owl Rock Technology Income Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on January 19, 2022, regarding Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on January 7, 2022. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below responses are set forth in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, concurrently filed herewith.

Accounting Comments

1.

Comment: On pages 21 and 121 of the Prospectus, please enhance the current disclosure to provide additional details of the Facility Agreement, including the commitment amount, compensation paid directly or indirectly to the Financing Provider, and the Facility End Date.

Response: In response to the Staff’s comment, the Company has updated the disclosure included in its Prospectus as follows:

On November 23, 2021, we entered into an arrangement for a warehousing transaction (the “Warehousing Transaction”) with Cliffwater Corporate Lending Fund (the “Financing Provider”). The Warehousing Transaction creates a forward obligation of the Financing Provider to sell, and a forward obligation of us or our designee to purchase certain investments (the

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“Portfolio Investments”) owned and held by the Financing Provider at our request. It is expected that the Portfolio Investments will generally consist of loans to middle market companies consistent with our investment strategy. Pursuant to the Warehousing Transaction, we may request the Financing Provider acquire up to $200,000,000 (or such other amount to which the parties may agree from time to time) in Portfolio Investments as we may designate from time to time, which the Financing Provider can approve or reject in its sole and absolute discretion. Prior to any sale to us, the Portfolio Investments will be owned and held solely for the account of the Financing Provider. Until such time as we have received aggregate subscriptions for our shares of at least $450 million (the “Capital Condition”), we will have no obligation to purchase the Portfolio Investments under the facility agreement (the “Facility Agreement”) entered in connection with the Warehousing Transaction.

After we meet the Capital Condition, we will be obligated to purchase the Portfolio Investments from the Financing Provider at the prices determined under the Facility Agreement on or before August 22, 2022 (the “Facility End Date”). Prior to any trade date related to our purchase of the Portfolio Investments from the Financing Provider, the Financing Provider will receive all proceeds, cash, and uncapitalized payment-in-kind interest and fees accruing on any Portfolio Investment it holds. The Company will not otherwise pay fees to the Financing Provider.

For the avoidance of doubt, the Company respectfully advises the Staff that the second paragraph of each of the sections entitled “Warehousing Transaction” on pages 21 and 121 currently disclose the Facility End Date, which is on or before August 22, 2022.

2.

Comment: In correspondence, please confirm whether access in the form of a purchase backstop or otherwise to the warehouse portfolio is available persons, entities, or affiliates other than the Company.

Response: The Company confirms that neither the Company nor any of its affiliates have entered into guarantee or backstop agreements regarding the Company’s contingent obligations under the Facility Agreement. The Company notes, however, that the Company may designate a designee to purchase Loans under the Facility Agreement.

3.	Comment: Please enhance the supplemental schedule of investments to fully comply with the Requirements of Regulation S-X 12-12

Response: The Company has updated the supplemental schedule of investments fully comply with Regulation S-X 12-12.

4.

Comment: Please provide an explanation reconciling the accounting and disclosure in “Note 5. Commitments and Contingencies” to the terms of the investment advisory agreement. Staff notes that terms of Section 2(d) the investment advisory agreement has a cap of 1.50% on organization and offering costs, but does not appear to contain language making the Company’s liability contingent on meeting the minimum offering requirement. Please also provide an analysis under FASB Accounting Standards Codification Topic 450 (“ASC 450”) for why the Company did not recognize liabilities related to the organization and offering costs in its audited financial statements.

Response: The Company respectfully informs the Staff that it believes the accounting and disclosure in “Note 5. Commitments and Contingencies” is accurate as presented. The Company’s and Adviser’s obligations under the investment advisory agreement (the “IAA”) are contingent upon the Company meeting the minimum offering requirement. Specifically, Section 10(a) of the IAA provides that “[t]his Agreement shall become effective as of the date that the Company meets the minimum offering requirement as such term is defined in the Registration Statement.” Since the Company is not otherwise obligated to repay any portion of the organization and offering costs funded by the Adviser, the Company’s obligation to repay such costs is contingent on meeting the minimum offering requirement.

Additionally, the Company respectfully informs the Staff that that it reviews and analyzes the accrual and disclosure of liabilities under ASC 450, which defines a “contingency” as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur. ASC 450 generally requires the recognition of a liability when the occurrence of the liability is probable, can be reasonably estimated and relates to activities of the current or prior period. The Company’s analysis begins with a determination of the likelihood that the Company will incur a loss, which likelihood can be categorized in three ranges - remote, reasonably possible, and probable.

The Company is unable to estimate the amount of organizational and offering costs reimbursable to the Adviser pursuant to the intended terms of the IAA because the amount of equity to be raised in the Company’s offering and the timing related thereto are uncertain, particularly due to the Company’s limited operating history. Based on its review of the facts and circumstances, the Company has concluded that the likelihood of a material loss is “reasonably possible” as it falls in the range between “remote” and “probable,” as defined in ASC 450. Therefore, the Company provided a disclosure in its Registration Statement about this contingency that allows users of the financial statements to appreciate the potential magnitude of this matter. The Company also undertakes to include such disclosure in future periodic filings made with the Commission. Additionally, the Company will continue to evaluate whether the amounts are probable, reasonably possible, or remote, and update its disclosure in future filings, as necessary.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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